This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Endesa, S.A. The U.S. Offer is made solely by the U.S. Offer to Purchase dated January 26, 2007 and the related ADS Letter of Transmittal and Share Form of Acceptance.

January 26, 2007

NOTICE OF U.S. OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING ORDINARY SHARES AND ADSS
 OF

ENDESA, S.A.
FOR
€24.905 PER ORDINARY SHARE AND PER ADS
BY
E.ON ZWÖLFTE VERWALTUNGS GMBH,
 A WHOLLY OWNED SUBSIDIARY OF

 E.ON AG

 PURSUANT TO THE U.S. OFFER TO PURCHASE DATED JANUARY 26, 2007

The U.S. Offer and withdrawal rights will expire at 6:00 p.m.,
New York City time, on February 26, 2007, unless
the U.S. Offer is extended or unless it lapses or is withdrawn.

E.ON Zwölfte Verwaltungs GmbH (‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (‘‘E.ON’’), is offering to acquire all the outstanding ordinary shares, par value €1.20 per share (the ‘‘ordinary shares’’), and American depositary shares (the ‘‘ADSs’’, and together with the ordinary shares, the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (‘‘Endesa’’), upon the terms and subject to the conditions of the U.S. offer (the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. Offer to Purchase dated January 26, 2007 (the ‘‘U.S. Offer to Purchase’’). The U.S. Offer is open to holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located. E.ON 12 is also making a separate, concurrent Spanish offer (the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

On February 21, 2006, E.ON 12 had announced its intent to make an offer to acquire all the ordinary shares and ADSs for €27.50 in cash, without interest. The initial offer price of €27.50 was subsequently reduced to the current offer price of €24.905 by the amount of the special dividend paid by Endesa of €2.095 per ordinary share and ADS on July 3, 2006, and the interim dividend paid by Endesa of €0.50 per ordinary share and ADS on January 2, 2007, in each case, pursuant to the terms of the originally announced offer price. On September 26, 2006, E.ON 12 announced its intent to increase its offer price to at least €35.00 in cash for each ordinary share and each ADS. On January 2, 2007, pursuant to the terms of the increased offer price, the increased offer price of at least €35.00 was reduced to at least €34.50 as a result of the interim dividend paid by Endesa of €0.50 per ordinary share and ADS on January 2, 2007. Although the resulting announced offer price of at least €34.50 is legally binding on E.ON 12 as a matter of Spanish law, E.ON 12 will not be permitted to formally increase the offer price under the Offers until the Comisión Nacional del Mercado de Valores (the ‘‘CNMV’’) approves the increase during the course of the Offers in accordance with Spanish tender offer regulation. Accordingly, until the CNMV approval for the price increase is received, the offer price under the Offers is formally €24.905. See Section 3 (‘‘Consideration’’) of the U.S. Offer to Purchase.

The U.S. Offer is subject to the following conditions: (i) receipt of valid tenders in the U.S. Offer and the Spanish Offer for at least an aggregate of 529,481,934 ordinary shares (including ordinary shares represented by ADSs), representing 50.01% of Endesa’s share capital; (ii) certain modifications being made to Endesa’s articles of association as described in the U.S. Offer to Purchase; and (iii) the completion of the Spanish Offer. The foregoing conditions are for the exclusive benefit of E.ON 12. E.ON 12 may waive any of the foregoing conditions in whole or in part without prejudice to any other rights which E.ON 12 may have as described in the U.S. Offer to Purchase.

At least five U.S. business days prior to the scheduled expiration date of the U.S. Offer, E.ON 12 will announce that it may reduce or waive the minimum tender condition following the expiration of the acceptance period of the U.S. Offer in accordance with Spanish law and practice. E.ON 12 will disseminate this announcement through a press release and by placing an advertisement in a newspaper of national circulation in the United States, which press release and advertisement will state the exact percentage to which the minimum tender condition may be reduced or waived and state that a reduction or waiver is possible and advise shareholders to withdraw their tenders immediately if their willingness to tender into the U.S. Offer would be affected by a reduction or waiver of the minimum tender condition. During the five-day period after E.ON 12 makes the announcement, the U.S. Offer will be open for acceptances and holders of ordinary shares and ADSs who have tendered their securities in the U.S. Offer may withdraw their Endesa securities pursuant to the procedure described below.

E.ON 12 may, in its sole discretion but subject to applicable law, extend the expiration date of the acceptance period of the U.S. Offer or vary or terminate the U.S. Offer. Any extension, delay, termination, waiver or amendment of the U.S. Offer will be followed promptly by public announcement thereof, and such announcement in the case of an extension will be made no later than the earlier of (i) 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled expiration date and (ii) the first opening of the New York Stock Exchange on the next trading day after the previously scheduled expiration date. Without limiting the manner in which E.ON 12 may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), which require that material changes be promptly disseminated to holders of ordinary shares and ADSs in a manner reasonably designed to inform such holders of the change), E.ON 12 currently intends to make announcements regarding the U.S. Offer by issuing a press release. E.ON 12 will file the announcements with the SEC via the EDGAR filing system on the dates that the respective announcements are made.

If E.ON 12 makes a material change in the terms of the U.S. Offer, E.ON 12 will extend the U.S. Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the U.S. Offer must remain open following material changes in the terms of the U.S. Offer will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in the consideration offered or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, the U.S. Offer must remain open for ten U.S. business days from the date that notice of the change is first published or sent or given to security holders. In addition, because the U.S. Offer is conditioned upon the completion of the Spanish Offer, E.ON 12 intends to extend the U.S. Offer if there are any extensions in the Spanish Offer. Pursuant to Spanish law, the Spanish Offer may be extended by the CNMV to allow Endesa’s shareholders to adopt the resolutions upon which the Offers are conditioned at Endesa’s general shareholders’ meeting.

E.ON 12 does not currently plan to provide a subsequent offering period following the expiration of the acceptance period of the U.S. Offer.

To accept the U.S. Offer, holders of ordinary shares who hold their ordinary shares through a custodian, such as a broker, bank or trust company, must (i) complete and sign the Share Form of Acceptance and send it to Mellon Investor Services LLC, the U.S. Tender Agent for the U.S. Offer and (ii) instruct their custodian to transfer their ordinary shares to the U.S. Tender Agent’s account at Santander Investment S.A., its custodian in Spain, in each case before the expiration of the acceptance period. Holders of ADSs in certificate form must deliver their American depositary receipts representing their ADSs, together with a completed and signed ADS Letter of Transmittal, to the U.S.

Tender Agent along with any other required documents. If the ADSs are held through a custodian, such as a broker, bank or trust company, the custodian can tender the ADSs through The Depository Trust Company. If it is not possible to complete the tender of the Endesa securities in the manner described above on a timely basis, holders may nevertheless be able to tender their Endesa securities by following the procedures for guaranteed delivery described in the U.S. Offer to Purchase.

Tendering holders of Endesa securities who are the registered owners of their ordinary shares or ADSs and who accept the U.S. Offer will not have to pay brokerage fees or similar commissions. However, tendering holders who own ordinary shares or ADSs through a broker or other nominee, and whose broker accepts the U.S. Offer on their behalf, should consult their broker or nominee to determine whether any charges will apply.

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), E.ON 12 will accept for payment all ordinary shares and ADSs validly tendered and not withdrawn on or prior to 6:00 p.m., New York City time, on February 26, 2007, unless E.ON 12 extends the U.S. Offer or unless it lapses or is withdrawn. Pursuant to Rule 14d-1(d)(2)(iv) of the Exchange Act, the settlement procedure for the ordinary shares and ADSs tendered in the U.S. Offer will be consistent with Spanish practice, which differs from U.S. domestic tender offer procedures in certain material respects, particularly with regard to the date of payment. The consideration will not be delivered to the U.S. Tender Agent until after receipt of the CNMV’s notification to E.ON 12 of the results of the Offers and after E.ON 12 determines whether to waive the minimum tender condition if that condition has not been met. This notification by the CNMV will be made no later than eight Spanish businessdays after the expiration date of the Spanish Offer. Following the receipt of the consideration by the U.S. Tender Agent, the holders of Endesa securities who tendered their securities in the U.S. Offer will be paid promptly following the expiration of the acceptance period of the U.S. Offer, which is expected to be approximately two weeks following the expiration of the acceptance period of the U.S. Offer.

The cash consideration paid in the U.S. Offer to tendering holders of ordinary shares and ADSs will, to the extent practicable, be converted into U.S. dollars on the day that it is received by the U.S. Tender Agent, at the then prevailing spot market rate applicable to similar transactions and will be distributed, net of any expenses incurred, to tendering holders of ordinary shares and ADSs on that date.

In the event that Endesa pays any dividend before the date of acceptance for payment of Endesa securities tendered under the U.S. Offer, the consideration offered per ordinary share and per ADS shall be reduced by an amount equivalent to the gross dividend distributed per ordinary share. However, this reduction is subject to the limitation that the offer price resulting from such reduction shall always be higher than the value of the consideration offered by Gas Natural SDG, S.A., as adjusted pursuant to the mechanism set forth in its prospectus dated February 27, 2006.

Under no circumstances will interest be paid by E.ON 12 on the purchase price of the ordinary shares or ADSs, regardless of any extension of the acceptance period or any delay in making such payment.

Except as otherwise provided below, tenders of ordinary shares and ADSs are irrevocable. Tenders of ordinary shares and ADSs into the U.S. Offer may be withdrawn in accordance with the procedures set forth below at any time before 6:00 p.m., New York City time, on February 26, 2007, unless E.ON 12 extends the U.S. Offer or unless it lapses or is withdrawn. If the acceptance period of the U.S. Offer is extended, tenders of ordinary shares and ADSs into the U.S. Offer may be withdrawn prior to the expiration of the extended acceptance period. For the purpose of the U.S. Offer, a withdrawal of ADSs is considered to be a withdrawal of the underlying ordinary shares. Withdrawal may be made in whole or in part. For a withdrawal of ordinary shares or ADSs to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the U.S. Tender Agent at one of its addresses set forth on the last page of the U.S. Offer to Purchase. Any notice of withdrawal must specify (i) the name of the person having tendered the Endesa securities to be withdrawn, (ii) the number of Endesa securities to be withdrawn and (iii) the name of the record holder of the Endesa securities to be withdrawn, if different from that of the person who tendered such Endesa securities.

For U.S. and Spanish federal income tax purposes, the U.S. Offer will be a taxable transaction. All holders of ordinary shares and ADSs are advised to consult a tax advisor regarding the consequences for them of the U.S. Offer.

A request will be made to Endesa for the use of its shareholder and security position listings for the purpose of disseminating the U.S. Offer to holders of Endesa securities. The U.S. Offer to Purchase, the Share Form of Acceptance, the ADS Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed or furnished to record holders of Endesa securities and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder and ADS holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Endesa securities. All expenses incurred in connection therewith will be borne by E.ON 12.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the U.S. Offer to Purchase and is incorporated herein by reference. The U.S. Offer to Purchase, the ADS Letter of Transmittal, the Share Form of Acceptance and the Notice of Guaranteed Delivery contain important information, which should be read carefully prior to making any decision regarding whether or not to tender ordinary shares and ADSs. Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, at its telephone number or address set forth below. Additional copies of the U.S. Offer to Purchase, the Share Form of Acceptance, the ADS Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained free of charge from the Information Agent.

The Information Agent for the U.S. Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022

HOLDERS OF ORDINARY SHARES AND ADSs CALL TOLL-FREE
(888) 750-5834

BANKS AND BROKERS CALL COLLECT
(212) 750-5833